IGR

International Gold Resources, Inc.

October 21, 2005

U.S. Securities and Exchange Commission

Washington, D.C.

Re: Montpellier Group, Inc

Form 8-K

Filed October 18, 2005

File No. 0-50103

To Whom It May Concern:

As President for International Gold Resources, Inc. (formerly known as Montpellier Group, Inc.), I hereby acknowledge that:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ J. Roland Vetter

J. Roland Vetter

President